LORETTA FOOD GROUP INC.
                         COMPENSATION COMMITTEE CHARTER

A. MISSION STATEMENT

The Compensation Committee is appointed by the Loretta Food Group Inc (the "Company") Board of Directors (the "Board") to discharge the Board's responsibilities relating to compensation of the Company's directors and officers. The Committee has overall responsibility for approving and evaluating the director, officer and other key executive compensation, benefit and perquisite plans, policies and programs of the Company. The Compensation Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement.

B. COMMITTEE MEMBERSHIP

The Compensation Committee shall consist of no fewer than 2 members. The members of the Compensation Committee shall be external board members. One member of the Compensation Committee will serve as the Chairperson of the Compensation Committee. The members of the Compensation Committee shall be appointed by the Board and may be replaced by the Board.

C. COMMITTEE AUTHORITY AND RESPONSIBILITIES

1. The Compensation Committee shall annually review and approve corporate goals and objectives relevant to CEO and other officer compensation, evaluate the CEO's performance in light of those goals and objectives, and recommend to the Board the CEO's compensation levels based on this evaluation. In determining the base salary, annual incentive and long-term incentive components of CEO compensation, the Compensation Committee will consider multiple factors including the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

2. The Compensation Committee shall have the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or senior executive compensation and shall have authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors as deemed appropriate or necessary by the Committee.

3. The Compensation Committee shall annually review and make recommendations to the Board with respect to the compensation of all directors, officers and other key executives, including annual or multi-year incentive-compensation plans and equity-based incentive plans.

4. The Compensation Committee shall annually review and approve, for the CEO and the other officers and key executives of the Company: (c) the annual base salary level; (d) the annual incentive opportunity level; (e) the long-term incentive opportunity level; (f) employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate; and
(g) any special, supplemental or nonqualified benefits or other perquisites relating to the CEO and other officers and key executives of the Company.

5. The Compensation Committee may form and delegate authority to subcommittees when appropriate. Members of the subcommittee may include directors of the Company, employees of the Company, consultants or any other parties as determined by the Compensation Committee in its sole discretion

6. The Compensation Committee shall make regular reports to the Board. The Compensation Committee shall meet at each regularly scheduled meeting of the Board. Additional special meetings of the Compensation Committee will be convened when and if appropriate.

7. The Compensation Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Compensation Committee shall annually review its own performance.